Exhibit 4.1

Amendment To Replacement Capital Covenant

Amendment (this “Amendment”), dated as of June 29, 2015 (the “Amendment Effective Date”), by Wisconsin Energy Corporation, a Wisconsin corporation (together with its successors and assigns, the “Corporation”), to the Replacement Capital Covenant, dated as of May 11, 2007 (the “Replacement Capital Covenant”), entered into by the Corporation in favor of and for the benefit of each Covered Debtholder (as defined in the Replacement Capital Covenant).

Recitals

A.  On May 11, 2007, the Corporation entered into the Replacement Capital Covenant in connection with the issuance of $500,000,000 aggregate principal amount of its 2007 Series A Junior Subordinated Notes due 2067.

B.  Pursuant to Section 4(b) of the Replacement Capital Covenant, the Corporation may amend the Replacement Capital Covenant without the consent of the Holders of the then-effective series of Covered Debt if such amendment is not adverse to the rights of the Holders of the then-effective series of Covered Debt and an officer of the Corporation delivers to such Holders a written certificate to that effect.

C.  The intent and effect of this Amendment is to recognize, for purposes of calculating qualified replacement capital under the Replacement Capital Covenant, the proceeds from, and the Market Value of, the issuance of any and all securities specified in Section 2 of the Replacement Capital Covenant on and after the Amendment Effective Date, without regard to the date of such issuance.

NOW, THEREFORE, the Corporation hereby amends the Replacement Capital Covenant as set forth in this Amendment.

SECTION 1. Definitions. (a) Capitalized terms used herein (including in the Recitals) and not otherwise amended or defined herein shall have the meanings set forth in the Replacement Capital Covenant.

(b) The definition of the term “Measurement Period” as set forth in Schedule I to the Replacement Capital Covenant is hereby deleted in its entirety and replaced in its entirety with the following definition:

“‘Measurement Date’ means June 29, 2015.”

SECTION 2. Amendment of Section 2 of the Replacement Capital Covenant.  Section 2 of the Replacement Capital Covenant is hereby amended by replacing the words “within the applicable Measurement Period (without double counting proceeds received in any prior Measurement Period)” with the words “on or after the Measurement Date (without counting any received proceeds more than once for the purpose of the limitations set forth in this Section 2).”

SECTION 3. Miscellaneous.  (a) Except as expressly amended hereby, all of the provisions of the Replacement Capital Covenant continue in full force and effect.

(b) This Amendment shall be governed and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the Corporation has caused this Amendment to Replacement Capital Covenant to be executed by a duly authorized officer as of the day and year first above written.

WISCONSIN ENERGY CORPORATION

By:	/s/ Scott J. Lauber
Name: Scott J. Lauber
Title: Vice President and Treasurer